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                                                                     EXHIBIT 45




                              [On UPR Letterhead]


                                                                 August 13, 1997



Mr. James L. Pate
Pennzoil Company
700 Milam
Houston, Texas 77252

Dear Jim:

         As you know, UPR is strongly committed to achieving the combination of our two companies. We believe that UPR's proposal offers far greater value than Pennzoil can hope to achieve on its own.

         The results of our tender offer suggest that your shareholders overwhelmingly agree with UPR. As you may know, 61.5% of all Pennzoil shares
were tendered into our offer.   Moreover, our information agent estimates that
in excess of 80% of the shares held by institutions and other professionally managed accounts were tendered.

         Many Wall Street analysts have expressed strong support for our offer. Attached are a representative sample of independent investment community commentary and two recent analyst reports. They underscore a number of key points, including:

            o current and projected values for Pennzoil are substantially below UPR's offer;

            o    Pennzoil's Board should negotiate a transaction with UPR; and

            o the combination of UPR and Pennzoil will enhance the value of UPR stock, which will benefit both companies' shareholders.

         We remain convinced that our proposal will serve the best interests of the shareholders of both Pennzoil and UPR.

                                        Sincerely,

                                        /s/ Jack

                                        Jack L. Messman

JLM/ds

Attachments
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                          SELECTED ANALYST COMMENTARY
                         ON A PENNZOIL/UPR COMBINATION


"UPR can drop bid and we project that Pennzoil stock could drop by $10-$15 per share."

                                                  Michael Young
                                                  Deutsche Morgan Grenfell
                                                  First Call, July 10, 1997


"IF UPR's offer is blocked or withdrawn, it would take a long time for Pennzoil to get its stock back up to $84 on its own."

                                                  Benjamin Rice
                                                  Brown Brothers Harriman
                                                  Dow Jones, June 24, 1997


"It would be hard for most shareholders to turn [the $84 per share tender offer] down. A year from now, I see this as being a done deal."

                                                  Christopher Eades
                                                  UBS Securities
                                                  Dow Jones, June 23, 1997


"Pennzoil would not be trading north of $60 if not for UPR."

                                                  Nicholas Colabella
                                                  Petroleum Research Group
                                                  Fort Worth Star-Telegram,
                                                  July 15, 1997


"'I think UPR is overpaying,' said Gary F. Hovis, an analyst with Argus Research, saying that Pennzoil was worth about $70 a share, not $84."

                                                  Gary F. Hovis
                                                  Argus Research
                                                  The New York Times,
                                                  June 24, 1997
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"UPR's offer price is a significant premium to where Pennzoil will be trading in the next six to eight months and significantly in excess of what the company is worth right now."

                                                  Norman Rosenberg
                                                  S&P Equity Group
                                                  Dow Jones Federal Filings,
                                                  July 17, 1997


"It's a no brainer. Pennzoil shareholders should take the money and run . . . [Pennzoil] invested in international exploration and production to the detriment of domestic prospects. Those investments haven't proved up. There's been a steady, steady decline in profitability."

                                                  Sharon James
                                                  John S. Herold Inc.
                                                  Houston Business Journal,
                                                  June 30, 1997


"A rejection of UPR's bid combined with Pennzoil's takeover defenses could be sufficient to keep Pennzoil independent for a year or longer, in our view. Under this scenario, the stock could fall to $60 . . . A restructuring involving a spin-off of downstream operations and/or share repurchase could not hold the stock at the current level, according to our estimates."

                                                  Frederick P. Leuffer,
                                                  Michelle D. Marlow
                                                  Bear Sterns & Co.
                                                  First Call, July 28, 1997


"We have found UPR's acquisition team to have made an extremely detailed and thoughtful competitive analysis. UPR's expertise is in fast cycle time drilling and production operations . . . UPR had adjoining fields to many of PZL's areas, knew the geology, oftentimes operated the production infrastructure, and used production, seismic and well log data to essentially perform pre-development planning. So if successful, UPR could take over PZL operations, immediately accelerate drilling, and not go through the typical period of post-purchase operations indigestion."

". . . we believe that UPR's stock should trade at 6.3x - 6.8x our 1998 DCFPS estimate or $28 - $30/share . . . With Pennzoil, we believe that UPR could ultimately get a greater premium."

                                                  John Herrlin, Alvina Lee
                                                  Merrill Lynch
                                                  Analyst Report, July 21, 1997





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"You sense things are moving UPR's way.  They attracted 61 percent of
Pennzoil's stock in the  face of determined board opposition."

                                                  Tom Bernett
                                                  Merger Insight
                                                  Fort Worth Star-Telegram,
                                                  July 23, 1997


"These are very strong tender offer results, it is overwhelming for Pennzoil's board."

                                                  Michael Young
                                                  Deutsche Morgan Grenfell
                                                  Reuters, July 22, 1997


"You can't hold out against [a 61.5% tender acceptance rate]."

                                                  Benjamin Rice
                                                  Brown Brothers Harriman
                                                  Reuters, July 22, 1997


"[The 61.5% tender offer response is] clearly a stronger-than-expected response from Pennzoil shareholders. Pennzoil's board has been sent a strong message from shareholders that they should at least sit down with Union Pacific."

                                                  Michael Young
                                                  Deutsche Morgan Grenfell
                                                  Dallas Morning News,
                                                  July 23, 1997


"In our view, UPR's bold move is well conceived and undoubtedly reflects a thorough assessment of Pennzoil's assets and operations ... an already compelling core investment holding within the large-capitalization E&P segment would become even more attractive with Pennzoil in the fold. Accordingly, we reiterate our Buy rating on UPR shares, with a 12-month stock price objective of $35.00/share."

                                                  Paul Leibman, Paul Korus
                                                  Petrie Parkman
                                                  Research Comment,
                                                  June 27, 1997





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"If you put UPR's drilling philosophy onto Pennzoil's properties, you'd have a real powerhouse."

                                                  David Garcia
                                                  Principal Financial Group
                                                  First Call, June 24, 1997


                                 #     #     #


[Also attached to the letter were an analyst report of Merrill Lynch, dated July 21, 1997 and an analyst report of Petrie Parkman & Co., dated June 27, 1997.]